

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 2, 2015

<u>Via E-mail</u>
Mr. David G. Watkinson
Chief Executive Officer
Emgold Mining Corporation
789 West Pender Street, Suite 1010
Vancouver, B.C., V6H 1H2
Canada

> **Re:** **Emgold Mining Corporation**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed May 6, 2015**
> **File No. 000-51411**

Dear Mr. Watkinson:

We have completed our review of your filing. We remind you that your comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining